FOR IMMEDIATE RELEASE	TUESDAY, JULY 25, 2006

Shell Canada announces quarterly earnings

Calgary, Alberta - Shell Canada Limited announces earnings of $475 million or $0.58 per common share in the second quarter of 2006 compared with $526 million or $0.64 per common share for the corresponding period in 2005. High maintenance costs and lower production associated with the first major scheduled turnaround of the Athabasca Oil Sands Project offset a favourable adjustment resulting from changes to federal and Alberta corporate tax rates. Earnings for the first six months of 2006 were $922 million compared with $943 million for the same period in 2005.

Cash flow from operations was $527 million for the quarter and $1,249 million for the first six months of 2006, down $276 million and $191 million respectively from the same periods in 2005.

Excluding the acquisition of BlackRock Ventures Inc., capital and predevelopment expenditures amounted to $492 million in the second quarter and $896 million for the first six months of 2006 compared with $327 million and $596 million respectively for 2005.

"The acquisition of BlackRock in the second quarter was an important step forward in our growth strategy," said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. "The first major turnaround at the Athabasca Oil Sands Project is now behind us and we are looking for a strong second half from our Oil Sands business. Our Oil Products business achieved record results for the second consecutive quarter and the E&P business remains on track with good development prospects in both the Foothills and basin-centred gas."

*Excludes BlackRock acquisition	Investor Inquiries: Media Inquiries: Ken Lawrence Jan Rowley Investor Relations Public Affairs (403) 691-2175 (403) 691-3899 Visit Shell Canada’s Internet website: www.shell.ca

SHELL CANADA LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Company

Shell Canada Limited earnings for the second quarter of 2006 were $475 million, down from $526 million for the corresponding quarter of 2005. In the second quarter of 2006, a favourable adjustment of $222 million resulting from changes to federal and Alberta corporate tax rates and strong refining margins were offset by high maintenance costs and lower production associated with the first major scheduled turnaround of the Athabasca Oil Sands Project (AOSP). The impact of the Company’s Long Term Incentive Plan resulted in a $28 million charge to second quarter 2006 earnings compared with a $38 million charge for the corresponding quarter in 2005. This charge was due primarily to the conversion of stock options, under the previous long-term incentive program, to share appreciation rights, which necessitated a charge to expenses that reflects mark to market valuation. Total hydrocarbon production for the quarter was 170,100 barrels of oil equivalent per day (BOE/d) compared with 226,600 BOE/d in the second quarter of 2005.

Earnings for the first six months of 2006 were $922 million compared with $943 million for the corresponding period in 2005. Higher commodity prices and margins and a favourable adjustment resulting from changes to federal and Alberta corporate tax rates were offset by reduced bitumen volumes and utilization associated with the AOSP turnaround and belt failure at the Muskeg River Mine, and higher operating costs.

During the second quarter of 2006, the Company made an offer to purchase BlackRock Ventures Inc. (BlackRock) for $2.4 billion, net of $142 million of cash, and acquired control of the company on June 21, 2006. The acquisition is now complete and as at July 11, 2006, the Company holds 100 per cent of the BlackRock shares. This acquisition will augment the Company’s overall oil sands portfolio by providing Shell Canada with access to significant additional resources.

Exploration & Production

Exploration & Production (E&P) earnings in the second quarter of 2006 were $157 million compared with $119 million for the corresponding period in 2005. Second-quarter earnings in 2006 include a gain of $47 million resulting from changes to federal and Alberta corporate tax rates, and a beneficial $15 million pipeline toll settlement from Maritime and Northeast Pipeline (M&NP), retroactive to January 1, 2005. E&P earnings for the first half of 2006 were $330 million compared with $255 million in 2005, mainly due to commodity price increases and the changes to federal and Alberta corporate tax rates. Effective January 1, 2006, the Peace River business was transferred from E&P to the Oil Sands business unit. Prior period E&P earnings have been adjusted to exclude Peace River operations.

In the second quarter of 2006, natural gas prices were lower than in the same period of 2005. The resulting decrease in earnings was partially offset by the M&NP settlement and higher prices for natural gas liquids. Total natural gas production exceeded that in the corresponding quarter of 2005 primarily due to new volumes from basin-centred gas (BCG) and Tay River.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

The Foothills business made another exploration discovery in northeast British Columbia in the second quarter. This discovery, together with recent successful wells, prompts the Company to begin construction on a gas gathering system and central sour gas dehydration facility at Wolverine River to handle approximately 50 million cubic feet per day (mmcf/d) of raw gas production potential (Shell share approximately 35 mmcf/d). The new wells are expected to be tied in and producing by the end of 2006, while drilling continues on two additional wells. However, gas sales from the region will remain constrained by lack of firm capacity within the main gathering and processing facilities.

Construction on the Sable Offshore Energy Project (SOEP) compression project is on track for startup in fourth quarter 2006. SOEP volumes are below those for the corresponding period in 2005 due to an unplanned outage at the gas processing plant in April and the work involved with the compression project tie-in.

Rising costs and schedule pressures on the Mackenzie Gas Project and Shell’s Niglintgak field development have necessitated a re-examination of project cost estimates.

Oil Sands

Oil Sands earnings in the second quarter of 2006 were $111 million, an expected significant decrease from $259 million for the corresponding period in 2005. The 2006 results included a favourable adjustment of $144 million primarily resulting from changes to federal and Alberta corporate tax rates, which was offset by maintenance costs and lower production associated with the first major scheduled turnaround of both the AOSP mine and upgrader.

Oil Sands earnings for the first half of 2006 were $231 million, including the $144 million adjustment, compared with $357 million in 2005 which included an $82 million insurance settlement. The earnings reduction for the first half was mainly due to the scheduled maintenance turnaround and higher maintenance costs, as well as lower average volumes in the first quarter of 2006 due to a tear in the mine conveyor belt. Effective January 1, 2006, the Peace River business was transferred from E&P to the Oil Sands business unit. Earnings from the Peace River in situ operations are included in both current and prior period earnings.

The Company’s share of AOSP bitumen production for the second quarter averaged 46,800 barrels per day (bbls/d) compared with 98,500 bbls/d for the same period in 2005. The variance in bitumen production year over year is primarily a result of the major scheduled turnarounds at both the mine and upgrader. The turnaround is now complete and both the mine and upgrader are producing in excess of 96,000 bbls/d (Shell share) after a smooth startup.

Unit cash operating costs for the AOSP in the second quarter were $67.29 per barrel as a result of the maintenance costs and lower production volumes associated with the turnaround. Unit cash operating costs are expected to return to the $15- to $22-per-barrel range with the completion of the turnaround in July 2006. This guidance is premised on normal production within a wide range of oil and gas prices.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

Peace River in situ bitumen production for the second quarter of 2006 was below that for the same period in 2005 due to steam phasing and a facilities turnaround. The Company expects new production from two additional well pads to come on stream late 2006. Plans to increase in situ production at Peace River are progressing, with filing of regulatory applications expected later this year.

As previously released, a conference call will be held July 28, 2006, to provide an Oil Sands strategy update, including AOSP expansion plans.

Oil Products

Oil Products achieved record quarterly earnings of $205 million compared with $128 million for the same period in 2005. The improvement was mainly due to strong refining margins and a favourable adjustment of $43 million resulting from changes to federal and Alberta corporate tax rates, partially offset by reduced refinery yield and utilization. Stronger distillate and gasoline margins offset weaker benzene, black oil and liquid petroleum gas margins.

Refinery yield and utilization were lower in the second quarter of 2006 mainly due to maintenance at Montreal East Refinery and slowdowns at Scotford Refinery related to limited availability of alternative feedstock during the planned maintenance turnaround at the Scotford Upgrader. Supply to customers was maintained during this period. Light oil volumes were three per cent lower than in the second quarter of 2005, mainly due to the effects of wet spring weather on agricultural demand in the Prairies.

Oil Products earnings for the first half of 2006 were a record $359 million compared with $251 million in 2005. Improved refining margins offset reduced refinery yield and utilization, and costs associated with higher commodity prices.

A major turnaround is scheduled to take place at the Sarnia Refinery in the fourth quarter of 2006.

The Company is also evaluating the expansion of its manufacturing capabilities in Eastern Canada to maximize value from increased bitumen production.

Corporate

Corporate earnings for the second quarter of 2006 were $2 million compared with $20 million for the corresponding period in 2005. The change was primarily due to a favourable adjustment in the second quarter of 2005 related to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC. Corporate earnings for the first half of 2006 were $2 million compared with $80 million for the corresponding period in 2005, mainly for the same reasons.

Cash Flow and Financing

In the second quarter of 2006, cash flow from operations was $527 million, down $276 million from $803 million for the same period last year. The decrease is largely attributable to maintenance costs and lower production associated with the first major scheduled turn-

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

around of the AOSP. Cash flow from operations for the first six months of 2006 was $1,249 million, down $191 million from the same period in 2005. Higher commodity prices and margins were offset by reduced bitumen volumes and utilization associated with the AOSP turnaround and belt failure at the Muskeg River Mine, and higher operating costs.

Excluding the acquisition of BlackRock during the second quarter of 2006, capital and predevelopment expenditures amounted to $492 million in the second quarter and $896 million for the first six months of 2006 compared with $327 million and $596 million respectively for 2005. The increase is in support of the Company's growth plans including predevelopment work at the AOSP.

This purchase of BlackRock used all of the cash previously held on the balance sheet. In addition, the Company issued $797 million in commercial paper under its existing $1.5 billion program and borrowed $498 million against a new $1 billion syndicated revolving credit facility. The unused portions of these facilities are available for general corporate purposes. Total debt outstanding at the end of the second quarter 2006 was $1,501 million including the mobile equipment lease of $205 million, compared with debt on the balance sheet of $211 million, mainly comprised of the mobile equipment lease as at December 31, 2005.

Dividends paid in the second quarter of 2006 were $0.11 per common share totalling $91 million. This reflected an equivalent dividend per share to that paid in the first quarter of 2006, and an increase of 32 per cent over the dividend paid in the second quarter of 2005.

Share Information

At July 15, 2006, the Company had 825,464,564 common shares and 100 preference shares outstanding (April 15, 2006 - 825,367,662 common shares and 100 preference shares) and there were 22,557,058 employee stock options outstanding, of which 11,474,136 were exercisable or could be surrendered to exercise an attached share appreciation right (April 15, 2006 - 22,850,139 outstanding and 11,757,122 exercisable).

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under the Company’s profile at www.sedar.com and www.sec.gov.

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, results of acquisition activity, future capital and other expenditures, drilling, development and expansion plans, construction activities, maintenance turnaround schedules, the submission of regulatory applications, project costs and schedules and oil and gas production levels.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Company includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Company.

Certain volumes have been converted to barrels of oil equivalent (BOE). BOEs may be misleading, particularly if used in isolation. A conversion of six thousand cubic feet of natural gas to one barrel of oil, as used in this document, is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)
	Second Quarter		First Half
	2006	2005	2006	2005

Earnings	475	526	922	943
Revenues	3 748	3 390	7 197	6 395
Cash flow from operations[1]	527	803	1 249	1 440
Return on average common shareholders' equity (%)	-	-	24.5	23.6
Per common share (dollars) (Note 7)
Earnings - basic	0.58	0.64	1.12	1.14
Earnings - diluted	0.57	0.63	1.10	1.13
Dividends paid	0.110	0.083	0.220	0.167

Results by Segment (Note 2)

Earnings
Exploration & Production	157	119	330	255
Oil Sands	111	259	231	357
Oil Products	205	128	359	251
Corporate	2	20	2	80
Total	475	526	922	943
Revenues
Exploration & Production	523	534	1 182	1 098
Oil Sands	572	926	1 305	1 494
Oil Products	2 958	2 516	5 570	4 842
Corporate	53	11	70	31
Inter-segment sales	(358)	(597)	(930)	( 1 070)
Total	3 748	3 390	7 197	6 395
Cash flow from operations[1]
Exploration & Production	224	205	534	432
Oil Sands	81	416	259	630
Oil Products	201	149	433	265
Corporate	21	33	23	113
Total	527	803	1 249	1 440
Capital and predevelopment expenditures
Exploration & Production	184	202	375	343
Oil Sands	209	28	362	96
Oil Products	72	95	128	154
Corporate	27	2	31	3
Total	492	327	896	596
Return on average capital employed (%)[2]
Exploration & Production	-	-	37.9	26.0
Oil Sands	-	-	15.7	18.1
Oil Products	-	-	22.7	21.5
Total	-	-	22.3	22.1

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Second Quarter		First Half
	2006	2005	2006	2005

EXPLORATION & PRODUCTION (Note 2)

Production
Natural gas (mmcf/d)
Western Canada natural gas	411	372	418	387
Sable natural gas	97	115	103	115
Total natural gas - gross	508	487	521	502
Total natural gas - net	416	393	420	405

Ethane, propane and butane (bbls/d) - gross	20 000	23 500	21 000	23 900
Ethane, propane and butane (bbls/d) - net	15 800	18 600	16 800	18 900

Condensate (bbls/d) - gross	12 200	14 900	13 300	15 000
Condensate (bbls/d) - net	9 500	11 200	10 500	11 400

Sulphur (tons/d) - gross	5 300	5 000	5 500	5 200
Sulphur (tons/d) - net	4 900	4 200	5 100	4 500

Sales[3] - gross
Natural gas (mmcf/d)	499	481	516	497
Ethane, propane and butane (bbls/d)	30 000	35 800	36 600	38 500
Condensate (bbls/d)	18 100	15 200	22 200	18 900
Sulphur (tons/d)	12 700	12 500	11 900	11 600

OIL SANDS (Note 2)

Production
Bitumen (bbls/d) - gross
Minable	46 800	98 500	62 000	88 800
In situ	6 400	8 500	6 900	7 700
Total	53 200	107 000	68 900	96 500

Bitumen (bbls/d) - net
Minable	46 400	97 500	61 400	87 900
In situ	6 200	8 300	6 800	7 500
Total	52 600	105 800	68 200	95 400

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	45 600	102 300	65 700	92 000
Purchased upgrader blend stocks (bbls/d)	22 600	39 900	31 400	35 500
Total synthetic crude sales (bbls/d)	68 200	142 200	97 100	127 500

Bitumen product excluding diluent (bbls/d)	6 400	8 700	6 900	8 000
Purchased diluent (bbls/d)	600	1 600	1 500	1 800
Total bitumen products (bbls/d)	7 000	10 300	8 400	9 800

In situ condensate (bbls/d)	2 900	1 800	2 800	2 400

Unit Costs[4]

Mining and upgrading operations

Cash operating cost - excluding natural gas ($/bbl)	60.88	15.84	34.36	16.91
Cash operating cost - natural gas ($/bbl)	6.41	4.62	6.30	5.20
Total cash operating cost ($/bbl)	67.29	20.46	40.66	22.11
Depreciation, depletion and amortization ($/bbl)	7.29	5.52	5.44	6.21
Total unit cost ($/bbl)	74.58	25.98	46.10	28.32

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)
	Second Quarter		First Half
	2006	2005	2006	2005

OIL SANDS (continued)

Unit Costs[4]

In situ operations

Cash operating cost - excluding natural gas ($/bbl)	25.18	15.44	19.31	14.56
Cash operating cost - natural gas ($/bbl)	11.06	15.68	11.59	14.61
Total cash operating cost ($/bbl)	36.24	31.12	30.90	29.17
Depreciation, depletion and amortization ($/bbl)	11.19	4.29	11.17	4.47
Total unit cost ($/bbl)	47.43	35.41	42.07	33.64

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	21 100	21 300	20 600	20 800
Middle distillates (m3/d)	18 600	19 100	19 700	20 400
Other products (m3/d)	6 700	7 300	6 300	6 600
Total Oil Products sales (m3/d)	46 400	47 700	46 600	47 800

Crude oil processed by Shell refineries (m3/d)[5]	43 200	46 500	43 300	46 600
Refinery utilization (per cent)[6]	86	90	85	90
Earnings per litre (cents)[7]	4.8	3.0	4.3	2.9

Prices
Natural gas average plant gate netback price ($/mcf)	6.53	6.89	7.43	6.62
Ethane, propane and butane average field gate price ($/bbl)	31.84	29.87	35.34	30.08
Condensate average field gate price ($/bbl)	76.78	63.98	74.09	63.67
Synthetic crude average plant gate price ($/bbl)	67.72	54.44	60.81	53.13

SHELL CANADA LIMITED
Financial and Operating Highlights
(unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities. See note 3 to the Consolidated Financial Statements.

2 ROACE is a non-GAAP measure and is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost for Oil Sands, including unit cash operating and unit depreciation, depletion and amortization
(DD&A) costs, is a non-GAAP measure. Unit cash operating cost for Oil Sands mining and upgrading is defined as:
operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Operating, selling and general expenses associated with mining and upgrading were $399 million in the first half of 2006 and $249 million in the second quarter of 2006. Cash cost items included in COGS were $84 million in the first half of 2006 and $29 million in the second quarter of 2006.

Unit cash operating cost for in situ operations is defined as: operating, selling and general expenses plus intersegment purchases of natural gas, divided by bitumen product sales excluding diluent. Operating, selling and general expenses associated with in situ operations were $22 million in the first half of 2006 and $13 million in the second quarter of 2006.
Intersegment purchases of natural gas were $15 million in the first half of 2006 and $6 million in the second quarter of 2006.

Unit DD&A cost for Oil Sands mining and upgrading is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which were written off over the first three years of the project life (2003-2005).

Unit DD&A cost for in situ operations is defined as: DD&A cost divided by bitumen product sales excluding diluent.

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)
	Second Quarter		First Half
	2006	2005	2006	2005

Revenues
Sales and other operating revenues	3 716	3 238	7 133	6 221
Dividends, interest and other income	32	152	64	174
Total revenues	3 748	3 390	7 197	6 395
Expenses
Cost of goods sold	2 364	1 766	4 286	3 434
Operating, selling and general	692	583	1 210	1 062
Transportation	70	86	149	165
Exploration	16	32	61	56
Predevelopment	32	14	60	32
Depreciation, depletion, amortization and retirements	178	181	360	363
Interest on long-term debt	2	2	4	4
Other interest and financing charges	4	1	4	2
Total expenses	3 358	2 665	6 134	5 118
Earnings
Earnings before income tax	390	725	1 063	1 277
Current income tax	74	128	255	251
Future income tax	(159)	71	(114)	83
Total income tax	(85)	199	141	334
Earnings	475	526	922	943
Per common share (dollars) (Note 7)
Earnings - basic	0.58	0.64	1.12	1.14
Earnings - diluted	0.57	0.63	1.10	1.13
Common shares outstanding (millions - weighted average)	825	825	825	825
Retained Earnings
Balance at beginning of period	8 046	6 333	7 690	6 011
Earnings	475	526	922	943
	8 521	6 859	8 612	6 954
Common shares buy-back	-	7	-	33
Dividends	91	68	182	137
Balance at end of period	8 430	6 784	8 430	6 784

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)
	Second Quarter		First Half
	2006	2005	2006	2005

Cash from Operating Activities
Earnings	475	526	922	943
Exploration (Note 3)	1	12	20	19
Predevelopment	32	14	60	32
Non-cash items
Depreciation, depletion, amortization and retirements	178	181	360	363
Future income tax	(159)	71	(114)	83
Other items	-	(1)	1	-
Cash flow from operations	527	803	1 249	1 440
Movement in working capital and operating activities
Working capital and other operating items	91	33	(225)	(355)
	618	836	1 024	1 085
Cash Invested
Capital and predevelopment expenditures (Note 3)	(492)	(327)	(896)	(596)
Acquisition of BlackRock Ventures Inc. (Note 4)	( 2 428)	-	( 2 428)	-
Movement in working capital from investing activities	25	(32)	100	(24)
Capital expenditures and movement in working capital	( 2 895)	(359)	( 3 224)	(620)
Proceeds on disposal of properties, plant and equipment	-	1	-	5
	( 2 895)	(358)	( 3 224)	(615)
Cash from Financing Activities
Common shares buy-back	-	(7)	-	(34)
Proceeds from exercise of common share stock options	3	1	4	4
Dividends paid	(91)	(68)	(182)	(137)
Long-term debt and other	1	1	-	(134)
Short-term financing	1 295	(109)	1 295	-
	1 208	(182)	1 117	(301)
(Decrease) Increase in cash	( 1 069)	296	( 1 083)	169
Cash at beginning of period	1 069	-	1 083	127
Cash at June 30[1]	-	296	-	296

Supplemental disclosure of cash flow information
Dividends received	5	4	7	7
Interest received	25	14	50	30
Interest paid	5	3	8	7
Income tax paid	147	111	463	436

[1] Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Jun. 30, 2006	Dec. 31, 2005

Assets
Current assets
Cash and short-term investments	-	1 083
Accounts receivable	1 804	1 821
Inventories
Crude oil, products and merchandise	631	535
Materials and supplies	98	92
Prepaid expenses	100	71
Future income tax	332	316
	2 965	3 918
Investments, long-term receivables and other	696	671
Properties, plant and equipment	12 619	9 066
Goodwill (Notes 4 and 5)	234	-
Total assets	16 514	13 655
Liabilities
Current liabilities
Short-term borrowings (Note 6)	1 295	-
Accounts payable, accrued liabilities and other	2 460	2 242
Income and other taxes payable	470	687
Current portion of asset retirement and other long-term obligations	27	26
Current portion of long-term debt	5	11
	4 257	2 966
Asset retirement and other long-term obligations	590	545
Long-term debt	201	200
Future income tax	2 486	1 730
Total liabilities	7 534	5 441

Non-controlling interest (Note 4)	22	-

Shareholders' Equity
Capital stock
100 4% preference shares	1	1
825 449 564 common shares (2005 - 825 102 612)	527	523
Retained earnings	8 430	7 690
Total shareholders' equity	8 958	8 214
Total liabilities and shareholders' equity	16 514	13 655

___________________________
Clive Mather, Director

___________________________
Kerry L. Hawkins, Director

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Second Quarter

	Total		Exploration & Production		Oil Sands		Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
			(Note 2)		(Note 2)
Revenues
Sales and other operating revenues	3 716	3 238	478	476	354	343	2 855	2 422	29	(3)
Inter-segment sales	-	-	43	56	218	452	97	89	-	-
Dividends, interest and other income	32	152	2	2	-	131	6	5	24	14
Total revenues	3 748	3 390	523	534	572	926	2 958	2 516	53	11
Expenses
Cost of goods sold	2 364	1 766	-	-	218	205	2 148	1 550	(2)	11
Inter-segment purchases	-	-	57	57	83	95	218	445	-	-
Operating, selling and general	692	583	113	112	262	159	292	282	25	30
Transportation	70	86	70	86	-	-	-	-	-	-
Exploration	16	32	16	32	-	-	-	-	-	-
Predevelopment	32	14	7	9	19	5	6	-	-	-
Depreciation, depletion,
amortization and retirements	178	181	87	82	37	55	51	44	3	-
Interest on long-term debt	2	2	-	-	-	-	-	-	2	2
Other interest and financing charges	4	1	-	-	-	-	-	-	4	1
Total expenses	3 358	2 665	350	378	619	519	2 715	2 321	32	44
Earnings (loss)
Earnings (loss) before income tax	390	725	173	156	(47)	407	243	195	21	(33)
Current income tax	74	128	49	56	(75)	47	96	90	4	(65)
Future income tax	(159)	71	(33)	(19)	(83)	101	(58)	(23)	15	12
Total income tax	(85)	199	16	37	(158)	148	38	67	19	(53)
Earnings	475	526	157	119	111	259	205	128	2	20

SHELL CANADA LIMITED
Segmented Information (continued)
($ millions)
(unaudited)

	First Half

	Total		Exploration & Production		Oil Sands		Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
			(Note 2)		(Note 2)
Revenues
Sales and other operating revenues	7 133	6 221	1 071	978	680	598	5 361	4 642	21	3
Inter-segment sales	-	-	108	117	625	764	197	189	-	-
Dividends, interest and other income	64	174	3	3	-	132	12	11	49	28
Total revenues	7 197	6 395	1 182	1 098	1 305	1 494	5 570	4 842	70	31
Expenses
Cost of goods sold	4 286	3 434	-	-	474	331	3 807	3 091	5	12
Inter-segment purchases	-	-	118	116	169	182	643	772	-	-
Operating, selling and general	1 210	1 062	217	200	421	305	539	511	33	46
Transportation	149	165	149	165	-	-	-	-	-	-
Exploration	61	56	61	56	-	-	-	-	-	-
Predevelopment	60	32	19	21	35	11	6	-	-	-
Depreciation, depletion,
amortization and retirements	360	363	177	165	79	110	101	87	3	1
Interest on long-term debt	4	4	-	-	-	-	-	-	4	4
Other interest and financing charges	4	2	-	-	-	-	-	-	4	2
Total expenses	6 134	5 118	741	723	1 178	939	5 096	4 461	49	65
Earnings (loss)
Earnings (loss) before income tax	1 063	1 277	441	375	127	555	474	381	21	(34)
Current income tax	255	251	130	151	(21)	43	144	203	2	(146)
Future income tax	(114)	83	(19)	(31)	(83)	155	(29)	(73)	17	32
Total income tax	141	334	111	120	(104)	198	115	130	19	(114)
Earnings	922	943	330	255	231	357	359	251	2	80

Total assets	16 514	11 873	3 262	2 774	8 003	4 172	4 936	4 451	313	476

Capital employed [1]	10 459	7 524	2 158	1 797	5 381	2 937	2 603	2 199	317	591

[1] Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements for the year ended December 31, 2005, except as described in notes 2, 3 and 5.

Certain other information provided for prior periods has been reclassified to conform to the current presentation.

2. Segmented Information

Effective January 1, 2006, the Peace River business was transferred from Exploration & Production to the Oil Sands business unit. Segmented information for the relevant business units has been reclassified for the prior periods.

3. Accounting Reclassification

The Corporation reclassified certain exploration expenses ($37 million in the first half of 2005 and $20 million in the second quarter of 2005) from investing to operating activities in the Consolidated Statement of Cash Flows.

4. Acquisition of BlackRock Ventures Inc.

On June 21, 2006, the Corporation acquired more than 92 per cent of the outstanding common shares of BlackRock Ventures Inc. (BlackRock). The original offer was extended to June 27, 2006, and additional common shares were acquired. In total the Corporation held in excess of 98 per cent as at June 30, 2006. BlackRock was engaged in the development and production of heavy oil in Western Canada.

Shell’s total consideration for the transaction was $2,570 million ($2,428 million net of cash acquired) including acquisition costs of $12 million and working capital of $130 million. Of the consideration paid, $3,092 million was allocated to oil and natural gas properties and $234 million was allocated to goodwill.

The purchase price allocation of the acquisition is subject to refinement. The acquisition was accounted for based on the purchase method and the allocation was supported by a third party valuation. A summary of the preliminary purchase equation is presented as follows:

Net assets acquired ($ millions)
Oil and natural gas properties	3 092
Goodwill[1]	234
Working capital[2]	130
Other assets	1
Asset retirement obligations	(11)
Future income tax liability	(854)
Non-controlling interest	(22)
2 570

[1]The $234 million of goodwill has no tax basis and was allocated to the Oil Sands business unit.

[2]Working capital acquired includes cash of $142 million.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

5. Goodwill

The goodwill is entirely due to the timing difference created between the tax basis of the assets compared to the fair value. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value based test.

6. Short-term borrowings

The Corporation entered into a $1 billion revolving credit facility ("the facility") during the second quarter of 2006. The facility was arranged with a syndicate of banks resident in Canada and matures on June 15, 2008.

This facility, along with the already established $1.5 billion commercial paper program, provided the Corporation with $2.5 billion of borrowing capacity. At June 30, 2006, the outstanding balance on the revolving credit facility was $498 million in the form of short-term borrowings that had an effective interest rate of 4.5 per cent. At June 30, 2006, the outstanding balance on the commercial paper program was $797 million at an effective interest rate of 4.4 per cent.

7. Earnings Per Share

	Second Quarter		First Half
	2006	2005	2006	2005

Earnings ($ millions)	475	526	922	943

Weighted average number of common shares (millions)	825	825	825	825

Dilutive securities (millions)
Options under Long Term Incentive Plan	9	8	10	8

Basic earnings per share ($ per share)	0.58	0.64	1.12	1.14
Diluted earnings per share ($ per share)	0.57	0.63	1.10	1.13

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

8. Employee Future Benefits

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements for the year ended December 31, 2005. The components of the pension expense in the Consolidated Statement of Earnings are as follows:

	Second Quarter
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	11	9	-	-
Employee contributions	(1)	(1)	-	-
Interest cost	32	32	3	3
Expected return on plan assets	(37)	(34)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	1	1
Amortization of net actuarial loss	22	18	1	-
Net expense	18	15	5	4
Defined contribution segment	7	3	-	-
Total	25	18	5	4

	First Half
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	22	18	1	1
Employee contributions	(2)	(2)	-	-
Interest cost	64	64	5	5
Expected return on plan assets	(73)	(68)	-	-
Amortization of transitional (asset) obligation	(18)	(18)	1	1
Amortization of net actuarial loss	44	36	2	-
Net expense	37	30	9	7
Defined contribution segment	13	6	-	-
Total	50	36	9	7